DLA Piper Rudnick Gray Cary US LLP 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

R. W. SMITH, JR. jay.smith@dlapiper.com T 410.580.4266 F 410.580.3266

July 20, 2006

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sizeler Property Investors, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-09349

Dear Ms. van Doorn :

This letter is submitted on behalf of Sizeler Property Investors, Inc. (the “Company”) in response to the comment letter you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), as set forth in your letter to Guy M. Cheramie dated June 21, 2006 (the “Comment Letter”). The response to the Staff’s comment is set forth below. For your convenience, your comment is reproduced below, together with the Company’s response.

Item 7. Management’s Discussion and Analysis, page 20

Results of Operations, page 22

1.	Staff Comment: We have reviewed your response to comment #1. Please confirm that in future filings, beginning with your next periodic filing, that you will provide the necessary disclosures relating specifically to the impairment of goodwill in 2005 as well as in any future transactions.

Linda van Doorn

U.S. Securities and Exchange Commission

July 20, 2006

Company Response:

The Company reconfirms that it will analyze its disclosure and reporting obligations relating to goodwill in order to determine whether disclosure of changes in the carrying amount of goodwill and goodwill impairment required by paragraph 45 and 47 of SFAS 142, respectively, is required in future filings. In addition, the Company notes that, as explained in greater detail below, because the impairment in question occurred in the fourth quarter of 2005, the Company does not expect to include disclosure relating to this impairment of goodwill in its next two quarterly reports to be filed with the SEC (i.e., Form 10-Q for the quarters ending June 30, 2006 and September 30, 2006).

The Company has historically taken into account the requirements of SFAS 142, including paragraphs 45 and 47 regarding the disclosures related to changes in the carrying amount of goodwill during the period and goodwill impairment, in preparing its financial statements and other filings with the SEC. In response to the Staff comment letter dated April 18, 2006, the Company explained that it completed the acquisition of Sizeler Real Estate Management Co., Inc (SREMCO) in October 2001. The Company noted that it accounted for the acquisition using the purchase method of accounting for business combinations and that the purchase price and costs associated with the acquisition exceeded the estimated fair value of the net assets acquired by $1,558,000, which was supported by the value of the third party management contracts that were part of the SREMCO transaction. The Company assigned this amount to goodwill. At the end of 2005, the Company was notified that the majority of the third party management contracts that it had acquired as part of the SREMCO transaction would be discontinued and, therefore, the goodwill became impaired at that time. Accordingly, the Company decided that goodwill should be charged off against current income in the fourth quarter of 2005.

Because the impairment noted above occurred in the fourth quarter of 2005, the Company does not expect to include disclosure relating to this impairment of goodwill in its next two quarterly reports to be filed with the SEC (i.e., Form 10-Q for the quarters ending June 30, 2006 and September 30, 2006). However, the Company confirms to undertake a similar review of its disclosure obligations with respect to its periodic filing for the fourth quarter of 2006 (i.e., the Form 10-K for the year ended December 31, 2006), including consideration of the 2005 impairment.

These reasons were explained to the Staff during a conference call held on June 23, 2006. It is our understanding that the Staff did not object with the Company’s approach regarding the impairment of goodwill in 2005 as well as future transactions.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

Linda van Doorn

U.S. Securities and Exchange Commission

July 20, 2006

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that our response to your comment addresses the issue raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4266 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ R. W. Smith, Jr.
R. W. Smith, Jr.

cc:	Mr. Thomas A. Masilla, Jr.

Mr. Guy M. Cheramie

Mr. William Demarest, Staff Accountant, Securities and Exchange Commission